Exhibit 99.1

Engine Gaming & Media, Inc. Regains Compliance with Nasdaq Listing Requirements

NEW YORK, NY / ACCESSWIRE / January 19, 2023 / Engine Gaming and Media, Inc. (“Engine” or the “Company”) (NASDAQ:GAME) (TSX-V:GAME), a data-driven, gaming, media and influencer marketing platform company, today announced the Company has received notice from The Nasdaq Stock Market (“NASDAQ”) on January 19, 2023 informing Engine that it has regained compliance with the minimum bid price requirement under NASDAQ Listing Rule 5550(a)(2) for continued listing on The Nasdaq Capital Market. Consequently, Engine is now in compliance with all applicable listing standards and its common stock will continue to be listed on The Nasdaq Capital Market.

Engine was previously notified by NASDAQ on June 23, 2022 that it was not in compliance with the minimum bid price rule because its common stock failed to meet the closing bid price of $1.00 or more for 30 consecutive business days. In order to regain compliance with the Rule, the Company was required to maintain a minimum closing bid price of $1.00 or more for at least 10 consecutive trading days. This requirement was met on January 18, 2023, the tenth consecutive trading day when the closing bid price of the Company’s common stock was over $1.00.

About Engine Gaming and Media, Inc.

Engine Gaming and Media, Inc. (NASDAQ: GAME) (TSXV: GAME) provides unparalleled live streaming data and social analytics, influencer relationship management and monetization, and programmatic advertising to support the world’s largest video gaming companies, brand marketers, ecommerce companies, media publishers and agencies to drive new streams of revenue. The company’s subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; and Frankly Media, a digital publishing platform used to create, distribute, and monetize content across all digital channels. Engine Gaming generates revenue through a combination of software-as-a-service subscription fees, managed services, and programmatic advertising. For more information, please visit www.enginegaming.com.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Engine to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In respect of the forward-looking information contained herein, Engine has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Engine does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Company Contact:

Lou Schwartz

647-725-7765

Investor Relations Contact:

Shannon Devine

MZ North America

Main: 203-741-8811

GAME@mzgroup.us